

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Oran Holtzman
Chief Executive Officer
ODDITY Tech Ltd.
8 Haharash Street
Tel Aviv-Jaffa, 6761304, Israel

>   **Re: ODDITY Tech Ltd.**
>   **Amendment No. 7 to Draft Registration Statement on Form F-1**
>   **Submitted May 23, 2023**
>   **CIK No. 0001907085**

Dear Oran Holtzman:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 7 to Draft Registration Statement on Form F-1, submitted May 23, 2023

Management's Discussion and Analysis
Non-GAAP Financial Measures, page 90

1.   We note your response to prior comment 8. It appears that the non-GAAP adjustments for one-time bonuses, founders' incentive plan and new brand launch are inconsistent with the guidance under Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation. Please explain further why you believe employee costs in connection with the build out of your executive team and incentives and costs incurred with respect to the launch of SpoiledChild, are not normal cash operating costs of maintaining and growing your business whether it be related to going public or new brand launch. Alternatively, revise to remove such adjustments.

<u>Founder's Letter</u>
<u>ODDITY LABS is Bringing AI-Based Molecule Discovery to Beauty and Wellness, page 107</u>

2.   We note your response to prior comment 10 and reissue in part. Please clarify what you mean when you state your belief that you will "redefine product efficacy."

   You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Alison Haggerty